UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Accretive Health, Inc.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
00438V103

(CUSIP Number)
December 31, 2010

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1(b)
☐      Rule 13d-1(c)
☑      Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00438V103	13G	Page	2	of	6 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Mary A. Tolan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		11,255,988 (a)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,234,000

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,255,988 (a)

WITH	8	SHARED DISPOSITIVE POWER

3,234,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,489,988

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.7%(b)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(a) Includes 1,176,000 shares of Common Stock subject to options exercisable within 60 days of February 14, 2011.
(b) The percentage is calculated using the 91,062,947 shares outstanding as disclosed in Accrective Health, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2010, and assumes that the 1,176,000 shares of Common Stock underlying the Reporting Person’s stock options are deemed outstanding.

CUSIP No.	00438V103	13G	Page	3	of	6 Pages
Item 1(a) Name of Issuer:
Accretive Health, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
401 North Michigan Avenue, Suite 2700
Chicago, Illinois 60611
Item 2(a) Name of Person Filing:
This Schedule 13G is being filed by Mary A. Tolan (the “Reporting Person”).
Item 2(b) Address of Principal Business Office or, if none, Residence:
Mary A. Tolan
c/o Accretive Health, Inc.
401 North Michigan Avenue, Suite 2700
Chicago, Illinois 60611
Item 2(c) Citizenship:
The Reporting Person is a citizen of the United States of America.
Item 2(d) Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e) CUSIP Number:
00438V103
Item 3 If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP No.	00438V103	13G	Page	4	of	6 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Not applicable.
Item 4 Ownership:
(a)	Amount beneficially owned: The Reporting Person beneficially owns an aggregate of 14,489,988 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Person consist of: (i) 10,079,988 shares of Common Stock held directly by the Reporting Person, (ii) 2,587,200 shares of Common Stock held by Tolan Family Trust U/A/D 6/29/03, John G. Tolan and Margaret A. Coughlin as Trustees, (iii) 646,800 shares of Common Stock held by Tolan Gamma Trust U/A/D 12/31/06, Angie Selden and John G. Tolan, as Co-Trustees, and (iv) 1,176,000 shares of Common Stock subject to options exercisable within 60 days of February 14, 2011. The beneficiaries of the trusts are members of the Reporting Person’s immediate family. Members of the Reporting Person’s immediate family share voting and investment power with respect to the shares of Common Stock held by the trusts.

(b)	Percent of class: See Item 11 on the cover page hereto.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: See Item 5 on the cover page hereto.

(ii)	shared power to vote or to direct the vote: See Item 6 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on the cover page hereto.

CUSIP No.	00438V103	13G	Page	5	of	6 Pages
Item 5 Ownership of Five Percent or Less of a Class:
     Not Applicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
     See Item 4 above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
     Not Applicable.
Item 8 Identification and Classification of Members of the Group:
     Not Applicable.
Item 9 Notice of Dissolution of Group:
     Not Applicable.
Item 10 Certification:
     Not Applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

By:	/s/ Mary A. Tolan Mary A. Tolan